Public Shrek Royalties LLC
6 Harrison St, 5th Flr
New York, NY 10013

September 1, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Brian Fetterolf

Re:
Public Shrek Royalties LLC
Amended Offering Statement on Form 1-A/A
File No. 024-12000

To Whom It May Concern:
Please withdraw our request for qualification dated August 31, 2023. We request that you advise us on next steps as soon as possible to avoid undue impact to the business.

Sincerely,

Public Shrek Royalties LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Keith Marshall
      Keith Marshall
      President

cc:
Andrew Stephenson, Esq.